SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

CALL NOTICE

ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Shareholders are hereby called to meet at the Annual General and Extraordinary Shareholders’ Meeting to be held on April 22, 2021, at 2 p.m., at Praça Comte. Linneu Gomes, s/n, Portaria 3, Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, in the Capital of the State of São Paulo, 04626-020 (the Company’s headquarters), to deliberate on the following matters:

1.	Annual General Meeting

(a) to examine, discuss and vote on management accounts, including the Company’s financial statements for the fiscal year ended December 31, 2020;

(b) to vote on the allocation of fiscal year 2020 profits;

(c) to vote on the number of members of the Company’s Board of Directors;

(d) to elect the members of the Company’s Board of Directors, pursuant to the terms of the Company’s bylaws; and

(e) to set the annual overall management compensation for fiscal year 2021.

2.	Extraordinary Meeting

(a) to amend article 5, caput, of the Company’s bylaws in order to reflect the Company's current capital stock, considering capital increases approved by the Company’s Board of Directors within the limit of the Company's authorized capital.

The documents referred to in the meeting agenda are available to shareholders at the Company’s headquarters and on its Investor Relations website (http://www.voegol.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

Shareholders can participate in the Annual General and Extraordinary Shareholders’ Meeting (i) in person, (ii) by proxy through a duly appointed attorney-in-fact or (iii) via remote vote either through their respective custodian agents or directly to the Company, pursuant to CVM Instruction No. 481/09, as amended.

Any shareholder who wishes to be represented by a proxy should refer to Article 126 of Law No. 6.404, and should appoint the respective power of attorney, granting special powers to be represented in the Annual General and Extraordinary Shareholders’ Meeting, to the attention of the Company’s Investor Relations Officer, up to at least 72 hours prior to the beginning of the Annual General and Extraordinary Shareholders’ Meeting, in order to expedite service.

Instructions for filing and sending remote votes are available to shareholders at the Company’s headquarters and on its Investor Relations website (http://www.voegol.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br) and the B3 (www.b3.com.br).

A minimum of 5% of the Company’s voting capital is required to adopt the multiple vote process for the election of members of the Company’s Board of Directors, as set forth in Article 3 of CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98.

São Paulo, March 22, 2021

Constantino de Oliveira Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer